FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June, 2006

Commission File Number

Forbes Medi-Tech Inc. (Translation of registrant's name into English)
Suite 200-750 West Pender Street, Vancouver, BC, V6C 2T8, Canada (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....[   ]..... Form 40-F...[ X]...

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [    ]  No [   ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 15, 2006	FORBES MEDI-TECH INC. “Charles A. Butt” Charles A. Butt President & CEO

This report on Form 6-K shall be deemed to be incorporated by reference in each prospectus included in Registration Statements on Form F-3 (File Nos. 333-110910, 333-112619 and 333-129943) filed with the Securities and Exchange Commission and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.  Notwithstanding the foregoing, information contained in the attached press release under the heading “About Reducol” on the website at www.reducol.com and information contained in the attached press release under the heading about Albert Heijn is not incorporated by reference in the prospectus.   Information contained in the attached press release contains forward looking information.

“A Life Sciences Company”

For Immediate Release:	June 15, 2006

Forbes Medi-Tech Announces Launch of Reducol™-Based Products at Albert Heijn

~Netherlands’s Largest Retailer Launches Margarine Spread, Yogurt and Two Yogurt Drinks Targeted at Lowering Cholesterol~

Vancouver, Canada Forbes Medi-Tech Inc. (TSX:FMI and NASDAQ:FMTI) today announced that the Netherlands’s largest retailer, Albert Heijn, has launched a range of cholesterol-lowering dairy products incorporating Forbes Medi-Tech’s cholesterol-lowering ingredient, Reducol™. The product range, marketed under the Albert Heijn private label brand, will include: a margarine spread, a spoonable yogurt, and ‘original’ and ‘strawberry flavor’ yogurt drinks.

“The Netherlands offers a unique opportunity for Reducol™ where phytosterols, the key ingredients in Reducol™, are a standard feature of ‘heart-healthy’ products,” said Charles Butt, President and CEO of Forbes Medi-Tech. “As The Netherlands’ largest supermarket chain, Albert Heijn’s size and distribution network will be a tremendous asset in launching a range of Reducol™-based dairy products in a market already versed in heart-healthy solutions based on phytosterols. The combination of Albert Heijn’s retail strength and Reducol™’s clinically proven ability to help lower cholesterol will be a winning combination.”

The cholesterol lowering products are scheduled to be available Monday, June 19th. Reducol™-based products, when consumed in recommended amounts and combined with a prudent diet and regular exercise, may help customers lower their cholesterol by up to 24%.

“Our research has found that more and more of our customers are looking to eat healthier and are particularly interested in lowering their cholesterol,” said Bas Hauwert, Category Manager at Albert Heijn. “Based on the recent successes in other European markets, we felt that launching a line of Reducol™-based dairy products would be appealing to our customers.”

About Reducol™

Reducol™ is a unique ingredient containing plant sterols and stanols, commonly known as phytosterols, or “sterols”.  The combination of a prudent diet and consumption of products containing the recommended amount of Reducol™ may help consumers lower their cholesterol by up to 24%. Additional information on Reducol™ can be found at www.reducol.com

About Albert Heijn

With approximately 700 stores, Albert Heijn is the largest supermarket chain in the Netherlands. Albert Heijn stores serve approximately 2.5 million people each week. The company’s goal is to make everyday products affordable for customers and to provide them with a unique offering. As the largest supplier of grocery products in the Netherlands, Albert Heijn plays a significant role in the sphere of tasty and healthy food and beverages. By introducing cholesterol-lowering products under its private label, Albert Heijn will make them available to a wide group of consumers.

About Forbes Medi-Tech Inc.

Forbes Medi-Tech Inc. is a life sciences company dedicated to the research, development and commercialization of innovative products for the prevention and treatment of cardiovascular disease (CVD). Our vision is to develop and market products along a treatment continuum that CVD savvy consumers, healthcare professionals and specialized CVD research and healthcare institutions will identify, recommend and seek. Our business strategy is to develop and commercialize proprietary compounds to address the unmet needs of patients within the cardiovascular disease market.

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For more information, please contact:

Darren Seed Director, Investor Relations Telephone: (604) 681-8976 E-mail: dseed@forbesmedi.com

NASDAQ and the Toronto Stock Exchange have not reviewed and do not accept responsibility for the adequacy or accuracy of the content of this News Release.  Forbes Medi-Tech (“Forbes” or the “Company”) has relied solely on Albert Heijn for the information about Albert Heijn provided in this News Release and the Company disclaims any liability with respect to such information.  Forbes disclaims responsibility for information contained in any linked or referenced website, and such links and references do not constitute an endorsement by Forbes of those or any other website.  This News Release contains forward-looking statements regarding Reducol™, products containing Reducol™, and the Company’s strategy and vision, which statements can be identified by the use of forward-looking terminology such as “will”, “opportunity”, “may”, “up to”, “scheduled”, “looking to”, “strategy”, “vision”, “to develop” or comparable terminology referring to future events or results.  The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of numerous factors, including the Company’s reliance on Albert Heijn for performance; uncertainty regarding market acceptance and demand for products containing Reducol™; uncertainty whether the Albert Heijn products will be available as scheduled; product development risks; intellectual property risks; manufacturing risks and the Company’s dependency on Phyto-Source LP, its manufacturer of Reducol™; product liability and insurance risks; uncertainty as to future sales volumes and pricing; the effect of competition; the need for new customers; the need for regulatory approvals, which are uncertain; changes in business strategy or development plans; exchange rate fluctuations;  and the Company’s need for future funding; any of which could cause actual results to vary materially from current results or the Company’s anticipated future results.  See the Company’s reports filed with the Canadian and U.S. securities regulatory authorities from time to time for cautionary statements identifying important factors with respect to such forward-looking statements, including certain risks and uncertainties, that could cause actual results to differ materially from results referred to in forward-looking statements.  The Company assumes no obligation to update the information contained in this News Release.